

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 9, 2007

<u>via U.S. mail and facsimile</u>

Carlos Condorelli, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg

   RE: **Ternaris S.A.**
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed June 30, 2006
      File No. 1-31518

Dear Mr.Condorelli:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Accounting Branch Chief